UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 January 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

GOLD FIELDS TO RELEASE RESULTS FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2014

Johannesburg, 22 January 2015. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its results for the quarter and year ended 31 December 2014 on SENS and on the company's website www.goldfields.com at **07:05** am SA time on Thursday, 12 February 2015.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 72 397 9935
email   Avishkar Nagaser@
           goldfields.co.za

Willie Jacobsz
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
           goldfields.co.za

LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:

Date: Thursday, 12 February 2015
Time: 09:45 for 10:00
Venue: **Summer Place**
              69 Melville Road, Hyde Park

RSVP: Kindly confirm attendance with Francie Whitley via reply email or tel: +27 11 562-9712.

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
           goldfields.co.za

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.com at 10am (SA time) on 12 February 2015.

TELECONFERENCE

A global teleconference will be held on Thursday, 12 February 2015 at 16:00 South African time (United States: 9am Eastern time). Details are attached.

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[#], R P Menell, D N Murray, D M J Ncube, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: M M L Mokoka



CONFERENCE CALL

Results for the quarter and year ended 31 December 2014

12 February 2015

Johannesburg: 16:00 hours (GMT +2)
For United Kingdom: 14:00 hours (GMT)
For North America: 9:00 hours, (Eastern time)

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

Dial in numbers	
Australia (Toll-Free)	1 800 350 100
Other Countries (Intl Toll)	+27 11 535 3600
Other Countries - Alternate	+27 10 201 6800
South Africa (Toll-Free)	0 800 200 648
South Africa - Cape Town	021 819 0900
South Africa - Johannesburg	011 535 3600
South Africa - Johannesburg Alternate	010 201 6800
UK (Toll-Free)	0808 162 4061
USA and Canada (Toll Free)	1 855 481 5362

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 28785#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA and Canada: +1 855 481 5363
United Kingdom: 0808 234 6771
Australia: +1 800 091 250

Investor contacts:
Avishkar Nagaser   Phone: +27 11 562 9775   avishkar.nagaser@goldfields.co.za
Willie Jacobsz   Phone: +27 11 562 9849   willie.jacobsz@goldfields.co.za
Francie Whitley   Phone: +27 11 562 9712   franciew@goldfields.co.za

Media contact:
Sven Lunsche   Phone: +27 11 562 9763   sven.lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 January 2015

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer